Exhibit 99.2

Sky Solar Holdings, Ltd.

(the “Company”)

Clarification to Notice of Extraordinary General Meeting of the Company

Reference is made to the notice (the “Notice”) of an Extraordinary General Meeting of the Company to be held on Monday 19 June 2017 at 10:00 a.m. (China time) at Suite 1703, Gubei International Financial Centre II, 1438 Hongqiao Road, Shanghai 200336, China (the “EGM”) which was sent to all shareholders of the Company on 6 June 2017.

Please note that certain clarification amendments will be made to the following resolutions to be proposed and voted upon at the EGM as set out in the Notice:

•                  Resolution 4

•                  In relation to the proposed appointment of Mr. Zhao Shuming as a director of the Company, reference to his designation as a “Class II director” for the purpose of the Articles of Association of the Company shall be changed to “Class III director”.

•                  In relation to the proposed appointment of Mr. Zhao Shuming as a director of the Company, reference to his nomination and appointment as a member of the Audit Committee shall be deleted.

•                  Resolution 7

•                  In relation to the proposed removal of Mr. Wang Jianmin as a director and secretary of the Board of Directors, the reference to “such removal being effective from 5 June 2017” contained in the Chinese version of this resolution shall be deleted, to the intent and effect that if this resolution is passed, such removal shall be effective from the passing of the resolution.

•                  Resolution 8

•                  In relation to the proposed removal of Mr. Wang Jianmin as the Chief Financial Officer and the proposed appointment of Mr. Wu Hao as the Chief Financial Officer, the reference to “such removal and appointment being effective from 5 June 2017” contained in the Chinese version of this resolution shall be deleted, to the intent and effect that if this resolution is passed, such removal and appointment shall be effective from the passing of the resolution.

/s/ Weili Su
Weili Su

Chairman of the Board

Dated: 7 June 2017